SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2010
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrants name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 Sao Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Bovespa (São Paulo)	AMBV4 – Preferred AMBV3 – Common
NYSE (New York)	ABV – Preferred ABVc – Common

AMBEV ANNOUNCES CONCLUSION OF THE AUCTION IN BRAZIL OF UNSUBSCRIBED SHARES IN CONNECTION WITH THE CAPITAL INCREASE APPROVED AT THE SHAREHOLDERS’ MEETING HELD ON APRIL 28, 2010

São Paulo, September 28, 2010 – Companhia de Bebidas das Américas – AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABV], following the announcements of August 2 and September 20, 2010, informs the conclusion of the public offering in Brazil for a primary distribution of common and preferred shares issued by the Company, with no par value, with the sale of 109,065 common shares and 187,782 preferred shares, in the total amount of 296,847 shares, at the issuance price of R$ 173.00 per common share and R$ 204.02 per preferred share, in the total amount of R$ 57,179,528.64.

Consequently, AmBev also informs that following the conclusion of the auction, the Board of Directors, at a meeting held on September 27, 2010, ratified the capital increase approved at the Shareholders’ Meeting held on April 28, 2010 representing, therefore, an increase in the company’s capital stock of R$246,375,962.38.

This announcement is not related to an offer of any securities for sale in the United States and the securities referred to herein could not be offered or sold in the United States absent registration or an exemption from registration.

For additional information, please contact the Investor Relations Department:

Eduardo Salles	Rafael Ávila
+55 11 2122-1415	+55 11 2122-1414

ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2010

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer